January 14, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, D.C. 20549

Re:
A2 Hedged LP
Application for Withdrawal on Form RW
for Registration Statement on Form D
(Registration No. 021-565342)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities
Act of 1933, as amended (the ?Securities
Act?), A2 Hedged LP (the ?Company?) hereby requests that the Securities and Exchange
Commission (the ?Commission?) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form D (File No. 021-565342), together with all exhibits and amendments thereto (the
?Registration Statement?). The Registration
Statement was originally filed with the
Commission on December 1, 2025.
The grounds for this application for
withdrawal are the Company decided the
registration was done in error and the
Company will not pursue an offering.
No securities have been sold under the
Registration Statement.
In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a new registration statement.
If you have any questions with respect to the foregoing, please call Eliav Assouline
(646-634-9331)
Respectfully submitted,

Eliav Assouline
Managing Member